PIPER JAFFRAY & CO.

800 Nicollet Mall

Minneapolis, Minnesota 55402

March 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tandem Diabetes Care, Inc.

Registration Statement on Form S-1 (File No. 333-216531)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Tandem Diabetes Care, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on March 22, 2017 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: March 20, 2017 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 250 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

PIPER JAFFRAY & CO.

As Representative of the Underwriters

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director Piper Jaffray & Co.

[Signature Page to Acceleration Request]